EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into as of November 20, 2014 (the “Effective Date”) by and between Quest Solution, Inc., a Delaware corporation (the “Company”), and Scot Ross, an individual (the “Executive”).

1.

Duties and Responsibilities.

1.1

Position.  Executive shall serve as the Company’s Chief Financial Officer with such duties as are customarily associated with the position of a Chief Financial Officer for a public company.  Notwithstanding the foregoing, Executive shall report to and perform the specific duties and responsibilities assigned to him by the Company’s Chief Executive Officer.

1.2

Efforts; Other Activities.  Executive agrees to devote his best efforts, attention and energies to advance the business and welfare of the Company, to render his services under this Agreement fully, faithfully, diligently, competently and to the best of his ability.  Nothing in this Agreement shall preclude Executive from conducting other business or holding official positions or directorships in other entities, the activities of which do not create a conflict of interest with the Company so long as such activities do not interfere with the performance of Executive’s duties to the Company.

1.3

Location; Travel.  Executive shall be based in Garden Grove, California, but Executive may be required to travel from time to time to other geographic locations in connection with the performance of his executive duties.

2.

Agreement Term.  The initial term of the Agreement shall be for a period of five (5) years measured from the Effective Date (the “Initial Term”). Following the Initial Term, the Agreement shall automatically renew for successive one (1) year periods until the date that is ten (10) years after the Effective Date (each, a “Renewal Term”) unless either the Company or Executive provides written notice to the other party of such nonrenewal at least thirty (30) days prior to the end of the Initial Term or the Renewal Term, as applicable.  The “Employment Period” shall commence as of the Effective Date and shall continue until the earlier of (i) the Initial Term, together with all Renewal Terms or (ii) until Executive’s cessation of employment with the Company for any reason or without reason.  The parties agree that the Executive’s employment with the Company during the Initial Term and any Renewal Term shall be on an "at-will" basis, which means that notwithstanding the provisions of this Agreement, either Executive or the Company may terminate the employment relationship and this Agreement at any time, for any or no reason, with or without Cause (as defined below), and pursuant to the terms provided below.

3.

Compensation and Benefits.

3.1

Base Salary.  Executive’s initial base salary shall be One Hundred Eighty Thousand ($180,000) per year (less applicable withholdings), which shall be payable in accordance with the Company’s standard payroll schedule (but in no event less frequent than on a monthly basis), together with such increases as may be approved by the Company’s Compensation Committee from time to time in its sole discretion.  The annual base salary shall never be less than the initial base salary, and the Executive shall receive increases annually in such amount to be determined by the Compensation Committee, such increases not to be less than 5%.  Such annual base salary as increased from time to time shall be referred to herein as the “Base Salary.”

3.2

Bonus.

(a)

Discretionary Bonus.  Executive shall be eligible to receive a discretionary bonus for each year (or portion thereof) during the Initial Term of this Agreement and any Renewal Term, with the actual amount of any such bonus to be determined in the sole discretion of the Board of Directors of the Company (the “Board”) or the Compensation Committee of the Board (the “Compensation Committee”).  Executive will not be eligible for any bonus for any year in the event that his employment terminates at any time on or before the end of a fiscal year except to the extent such bonus is already earned on the date of such termination.

(b)

Acquisition Bonus.  Upon the closing of any acquisition by the Company during the Employment Period of any company or business, the Board (or the Compensation Committee thereof) shall have the sole discretion to grant to Executive an acquisition bonus, payable at the election of the Board (or the Compensation Committee thereof), in cash or in fully vested shares, or options to purchase shares of the Company’s Common Stock under the Company’s then existing equity incentive plan, provided that the Executive shall pay all applicable withholding taxes relative to such acquisition bonus.

3.3

Stock Options.  Subject to approval by the Board or the Compensation Committee, on the Executive’s first date of employment with the Company (which is anticipated to be November 20, 2014, Executive will be granted two options under the Company’s 2014 Inducement Award Plan (the “Plan”) to purchase shares of the Company’s Common Stock (the “Options”) as described below.  Each Option will be subject to the terms and conditions of the Plan and a written agreement evidencing such Option.  The exercise price per share for each Option shall be equal to the Fair Market Value (as defined in the Plan) of one (1) share of the Company’s Common Stock as of the date of grant.

(a)

Service-Based Option.  The first Option shall be a nonstatutory option to acquire up to an aggregate of 1,200,000 shares of the Company’s Common Stock.  This Option will vest and become exercisable as follows:  200,000 shares shall vest and become exercisable on the Executive’s first date of employment with the Company, which is expected to be November 20, 2014, and the balance shall vest and become exercisable in a series of twenty (20) equal installments on the last day of each calendar quarter over the five (5)-year period commencing with December 31, 2014, subject to Executive’s continuous Service (as defined in the Plan) with the Company through each vesting date and the terms and conditions of the Plan and the related option agreement.  This Option shall vest and become exercisable in full on an accelerated basis in the event of the Executive’s Involuntary Termination (as defined below) during the twenty-four (24)-month period commencing with the consummation of a Change in Control (as defined in the Plan).  For the sole purposes of this acceleration provision in this Option, the term “Involuntary Termination” shall mean Executive’s voluntary resignation for Good Reason (as defined below) or the Executive’s termination of employment by the Company for any reason other than for Cause (as defined below).

(b)

Performance-Based Option. The second Option shall be a nonstatutory performance-based option to purchase up to 2,200,000 shares of the Company’s Common Stock which shall vest and become exercisable upon the earlier of (i) the achievement of certain performance events set forth in the option agreement and related notice of grant, or (ii) the ninth

(9th) anniversary of the date of grant.  The performance events shall be set forth in the option agreement and related notice of grant and shall be based on the Company’s annual net revenues during the Employment Period, which may be reduced in the event net income of the Company for such period is below 5% of net revenues, but may be increased in the event net income is equal to or greater than 10% of net revenues.  Net revenues and net income shall be determined by the Company’s then independent auditors in accordance with generally accepted accounting principles in the United States.  Executive must be employed in good standing with the Company on the date such net income and net revenues have been finalized by such independent auditors and publicly announced by the Company.

3.4

Paid Time Off.  Executive shall receive four (4) weeks of paid time off (“PTO”) per calendar year, which amount shall accrue in accordance with and subject to any caps on accrual established by the Company’s vacation policy in effect from time to time for employees of the Company.  In addition, Executive shall be entitled to paid time off for all holidays provided under the Company’s regular holiday schedule.

3.5

Group Benefit Plans; Individual Insurance.  Executive shall, throughout the Employment Period, be eligible to participate in all of the group term life insurance plans, group health plans, accidental death and dismemberment plans, short-term disability programs, retirement plans, profit sharing plans or other plans (for which Executive qualifies) that are available to the executive officers of the Company as provided under the terms of such plans.  Notwithstanding the foregoing, during the Employment Period, the Company shall also pay the premiums for Executive’s existing long-term disability plan with AICPA, but may replace such plan in the future with a similar long-term disability plan, with Executive’s consent.  With respect to any of the foregoing benefits, Executive may elect to receive the cash value of the premiums the Company would otherwise pay as additional compensation.

3.6

Key Man Life Insurance.  As soon as reasonably practicable following the commencement of Executive’s employment, but in no event later than December 31, 2014, the Company shall obtain a Key Man Life Insurance policy on the life of Executive with coverage limits of at least $1.0 million, and will maintain such policy (or a replacement policy with similar coverage limits) during the Employment Period.  The policy will be payable to and owned by the Company, and the Executive will have no interest in such policy.  The Executive will cooperate with the Company in securing the insurance policy by submitting to all required medical examinations, supplying all information and executing all documents required in order for the Company to secure the insurance.

3.7

Car Allowance.  Executive shall receive a car allowance in an amount to be set by the Compensation Committee, but no less than $750 per month, during the Employment Period.

3.8

Withholdings.  The Company shall deduct and withhold from any compensation payable to Executive hereunder (including but not limited to, any payments or benefits under this Section 3 and any payments or benefits under Section 5), any and all applicable Federal, State and local income and employment withholding taxes and any other amounts the Company determines are required to be deducted or withheld by the Company under applicable statutes, regulations, ordinances or orders governing or requiring the withholding or deduction of amounts otherwise payable as compensation or wages to employees.

4.

Expense Reimbursement.  During the Employment Period, Executive shall be entitled, in accordance with the reimbursement policies in effect from time to time, to receive reimbursement from the Company for reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder, provided Executive furnishes the Company with vouchers, receipts and other details of such expenses in the form required by the Company sufficient to substantiate a deduction for such business expenses under all applicable rules and regulations of federal and state taxing authorities.

5.

Termination of Employment.  During the Employment Period, the Executive’s employment with the Company shall be at will and may be terminated by either the Company or Executive at any time, and for any reason.  Upon such termination, Executive (or, in the case of Executive’s death, Executive’s estate and beneficiaries) shall have no further rights to any other compensation or benefits from the Company on or after the termination of employment except as follows:

5.1

Separation Benefits. In the event the Company terminates Executive’s employment with the Company prior to the expiration of the Employment Period for any reason or in the event the Executive resigns from the Company voluntarily, then the Company shall pay to Executive the following: (i) Executive’s unpaid Annual Salary that has been earned through the termination date of Executive’s employment (the “Termination Date”); (ii) Executive’s accrued but unused vacation; (iii) any accrued but unpaid expenses pursuant to Section 4 above, (iv) such vested accrued benefits, and other benefits and/or payments, if any, as to which the Executive (and his eligible dependents) may be entitled under, and in accordance with the terms and conditions of, the employee benefit arrangements, plans and programs of the Company as of the Termination Date (including, for example, the presentment of the right to continue health benefit coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), as applicable), but not including any severance pay plan; and (v) any other payments as may be required under applicable law.  The benefits provided under subsections (i) through (v) of this Section 5.1 are collectively referred to as the “Separation Benefits.”

5.2

Termination without Cause or Resignation for Good Reason.

(a)

Termination Benefits.  In the event the Executive voluntarily resigns for Good Reason (as defined below) or the Company terminates Executive’s employment for any reason other than for Cause (as defined below), then the Company shall pay to the Executive the following compensation and benefits (the “Termination Benefits”), subject to the conditions set forth in Section 6, which Termination Benefits shall be in addition to the Separation Benefits set forth in Section 5.1:

(i)

Severance Payment.  A lump sum payment equal to the greater of (A) the unpaid Annual Salary, at the rate in effect on the Termination Date, that otherwise would have been earned by the Executive if he remained employed through the end of the Initial Term or Renewal Term, as in effect on the Termination Date, or (B) two (2) years of Base Salary, at the rate in effect on the Termination Date.  Subject to Section 8.2 below, the lump sum payment required by this Section shall be paid no later than sixty 60 days following the Termination Date.

(ii)

COBRA Reimbursement.  In the event that the Executive properly and timely elects to continue health benefit coverage under COBRA after the Termination Date and the Company received from Executive of a copy of such election and proof of Executive’s timely payment of each COBRA premium, the Company shall promptly reimburse Executive on a taxable basis for the amount of each such premium paid by Executive.  Such COBRA premium reimbursements will be paid by the Company for coverage until the earliest of (i) the end of the

Initial Term or Renewal Term, as then in effect, (ii) the end of the period of time during which the Executive is entitled to continuation coverage under COBRA,or (iii) such time as Executive subsequently becomes covered by another group health plan.  Executive agrees to notify the Company immediately if he becomes covered by another group health plan.  If, on the Termination Date, the Company determines in its sole discretion that it cannot reimburse the Executive for the COBRA premiums as provided in this Section 5.2(a)(ii) above without potentially violating, or being subject to an excise tax under, applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will in lieu thereof provide to the Executive monthly payments (the “Section 5.2(a)(ii) Taxable Payments”) during the maximum period for which COBRA premiums otherwise were to be reimbursed.  The amount of each monthly payment shall equal the COBRA premium that the Executive would be required to pay to continue his healthcare benefits under the Company’s group plans for the first month of COBRA coverage.  For the avoidance of doubt, the Section 5.2(a)(ii) Taxable Payments, if any, will be made regardless of whether the Executive elects COBRA continuation coverage and may be used for any purpose, including, but not limited to continuation coverage under COBRA.

(b)

Definition of Cause.  For purposes of this Agreement, “Cause” shall mean any of the following:  (i) Executive’s misappropriation of the Company’s funds or property, or any attempt by Executive to secure any personal profit related to the business or business opportunities of the Company without the informed, written approval of the Audit Committee of the Company’s Board of Directors; (ii) any unauthorized use or disclosure by Executive of confidential information or trade secrets of the Company (or any parent or subsidiary of the Company); (iii) Executive’s failure to perform, or continuing neglect in the performance of, duties lawfully assigned to Executive by the Chief Executive Officer, provided that the Company shall have provided Executive with written notice of such failure or neglect and the Executive has been afforded at least ten (10) business days to cure such failure or neglect; (iv) Executive’s conviction of, or plea of nolo contendre to, any felony or misdemeanor involving moral turpitude or fraud, or of any other crime involving material harm to the standing or reputation of the Company; (v) any other willful misconduct by Executive that the Board determines in good faith has had a material adverse effect upon the business or reputation of the Company; (vi) any other material breach or violation by the Executive of this Agreement, the Company’s written code of conduct, or other written policy of the Company; provided, however, that the Company shall have provided the Executive with written notice that such actions are occurring and the Executive has been afforded at least ten (10) business days to cure.  Notwithstanding the foregoing, in subparagraphs (iii) and (vi), (A) the cure period shall not apply to violations of the Company’s code of conduct or prohibition against unlawful harassment, and (B) such cure period shall only apply to breaches, violations, failures or neglect that in the Board’s sole judgment are capable of or amenable to such cure.

(c)

Definition of Good Reason.  For the purposes of this Agreement, “Good Reason” shall mean Executive’s voluntary resignation upon any of the following events without Executive’s written consent:  (i) a material reduction in the Executive’s authority, duties or responsibilities (and not simply a change in title or reporting relationships); (ii) a material reduction by the Company in the Executive’s compensation (for avoidance of doubt, a ten percent (10%) reduction in the Executive’s Base Salary shall constitute a material reduction in Executive’s compensation); (iii) a relocation of the Executive’s principal place of work to a location that would increase the Participant’s one-way commute from his or her personal residence to the new principal place of work by more than forty (40) miles; (iv) any breach by the Company of its obligations under this Agreement that results in a material negative change to Executive; or (v) the failure of any buyer or acquirer of the Company in a Change in Control (as defined in the Plan) to assume the Company’s obligations hereunder.  Notwithstanding the foregoing, “Good Reason" shall only be found to exist if the Executive provides written notice (each, a “Good Reason Notice”) to the Company identifying and describing the event resulting in Good Reason within ninety (90) days of the initial existence of such event, the Company does not cure such event within thirty (30) days following receipt of the Good Reason Notice from the Executive and the Executive terminates his employment during the ninety (90)-day period beginning thirty (30) days after the Executive’s delivery of the Good Reason Notice.

5.3

No Mitigation.  The Executive shall not be required to mitigate the amount of any payment provided for in Section 5.2(a) by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Agreement be reduced by any compensation earned by the Executive as the result of employment by another employer after the Termination Date.

6.

Condition to Termination Benefits - General Release.  Notwithstanding any provision to the contrary in this Agreement, the Company’s obligation to pay or provide the Executive with the Termination Benefits shall be conditioned on and subject to the Executive’s executing and not revoking a waiver and general release in a form acceptable to the Company in its sole discretion (the “Release”).  The Company shall provide the Release to the Executive within seven (7) days following the Termination Date. In order to receive the Termination Benefits, the Executive will be required to sign and deliver the Release to the Company within twenty-one (21) days (or such longer period, not to exceed forty-five (45) days, as may be specified by the Company in its discretion) after the date it is provided to him, and not revoke it on or before the seventh (7th) day following the date on which the Release is signed by him (the “Final Revocation Date”).  Notwithstanding any provision of this Agreement to the contrary, in no event shall the timing of the Executive’s execution of the Release, directly or indirectly, result in the Executive designating the calendar year of payment of an amount that is subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations issued thereunder (“Section 409A”), and if a payment that is subject to execution of the release and is subject to Section 409A could be made in more than one taxable year, payment shall be made in the later taxable year to the extent required to comply with Section 409A.

7.

Confidentiality, Non-Solicitation; Non-Disparagement and Cooperation.

7.1

Confidentiality. The Company and the Executive acknowledge that the services to be performed by the Executive under this Agreement are unique and extraordinary and, as a result of such employment, the Executive shall be in possession of Confidential Information relating to the business practices of the Company and its subsidiaries and affiliates (collectively, the “Company Group”). The term “Confidential Information” shall mean any and all information (oral and written) relating to the Company Group, or any of their respective activities, or of the clients, customers, acquisition targets, investment models or business practices of the Company Group, other than such information which (i) is generally available to the public or within the relevant trade or industry, other than as the result of breach of the provisions of this Section, or (ii) the Executive is required to disclose under any applicable laws, regulations or directives of any government agency, tribunal or authority having jurisdiction in the matter or under subpoena or other process of law.  The Executive shall not, during his employment nor at any time thereafter (except as may be required in the course of the performance of his duties hereunder and except with respect to any litigation or arbitration involving this Agreement, including the enforcement hereof), directly or indirectly, use, communicate, disclose or disseminate to any person, firm or corporation any Confidential Information acquired by the Executive during, or as a result of, his employment with the Company, without the prior written consent of the Company.  The confidentiality obligations contained in this Section 7.1 shall be in addition to any other confidentiality agreement entered into between the Company and Executive, including the proprietary information and invention assignment agreement to be signed by Executive as per the Company’s policy with respect to all employees.

7.2

Non-Disparagement. At no time during or within three (3) years after Executive’s cessation of employment for any reason shall the Executive, directly or indirectly, disparage the Company Group or any of the Company Group’s past or present employees, officers, directors, attorneys, products or services.  Notwithstanding the foregoing, nothing in this Section shall prevent the Executive from making any truthful statement to the extent (a) necessary to rebut any untrue public statements made about him; (b) necessary with respect to any litigation, arbitration or mediation involving this Agreement, including, but not limited to, the enforcement of this Agreement; (c) required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with jurisdiction over such person; or (d) made as good faith competitive statements in the ordinary course of business.

7.3

Cooperation. Upon the receipt of reasonable notice from the Company (including from the Company’s outside counsel), the Executive agrees that while employed by the Company and thereafter, the Executive will respond and provide information with regard to matters of which the Executive has knowledge as a result of the Executive’s employment with the Company, and will provide reasonable assistance to the Company Group and their respective representatives in defense of any claims that may be made against the Company Group (or any member thereof), and will provide reasonable assistance to the Company Group in the prosecution of any claims that may be made by the Company Group (or any member thereof), to the extent that such claims may relate to matters related to the Executive’s period of employment with the Company (or any predecessors).  If the Executive is required to provide any services pursuant to this Section following the cessation of his employment, then the Company: (i) shall promptly compensate the Executive for all time actually incurred in these activities at an hourly rate of pay equal to the Executive’s most recent annual Base Salary divided by 2080 hours; and (ii) shall promptly reimburse the Executive for reasonable out-of-pocket travel, lodging, communication and duplication expenses incurred in connection with the performance of such services and in accordance with the Company’s business expense reimbursement policies.

7.4

Injunctive Relief; Interpretation.  Without intending to limit the remedies available to the Company, the Executive acknowledges that a breach of any of the covenants contained in Section 7 may result in the material and irreparable injury to the Company, or their respective affiliates or subsidiaries, for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such breach or threat, the Company shall be entitled to a temporary restraining order and/or a preliminary or permanent injunction restraining the Executive from engaging in activities prohibited by Section 7.  If for any reason it is held that the restrictions under this Section 7 are not reasonable or that consideration therefor is inadequate, such restrictions shall be interpreted or modified to include as much of the duration or scope of identified in this Section as will render such restrictions valid and enforceable.

7.5

Return of Company Property.  Upon the cessation of Executive’s employment for any reason or without reason, all Company Group property that is in the possession of the Executive shall be promptly returned to the Company, including, without limitation, all documents, records, notebooks, equipment, price lists, specifications, programs, customer and prospective customer lists, supplier lists and any other materials that contain Confidential Information which are in the possession of the Executive, including all copies thereof.  Anything to the contrary notwithstanding, the Executive shall be entitled to retain (i) papers and other materials of a personal nature, including, but not limited to, photographs, correspondence, personal diaries, calendars and rolodexes, personal files and phone books, (ii) information showing his compensation or relating to reimbursement of expenses, (iii) information that he reasonably believes may be needed for tax purposes and (iv) copies of plans, programs and agreements relating to his employment, or termination thereof, with the Company.

8.

Section 409A.

8.1

Interpretation. It is intended that the provisions of this Agreement comply with the requirements of Section 409A or an exemption therefrom and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.  The severance compensation payable under this Agreement is intended to be exempt from Section 409A under the “short-term deferral” exception or the “separation pay” exception.  A termination of employment shall not be deemed to have occurred for purposes of any payments or benefits subject to Section 409A that are to be paid or provided upon or following a termination of employment unless such termination qualifies as a “separation from service” within the meaning of Section 409A and, for purposes of any such payments or benefits, references in this agreement to “termination,” “termination of employment” or like terms shall mean “separation from service.”  For purposes of Section 409A, each payment under this Agreement shall be treated as a separate payment.  In no event may the Employee, directly or indirectly, designate the calendar year of a payment.  If any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause the Executive to incur any additional tax or interest under Section 409A, the Company shall, upon the specific request of the Executive, use its reasonable business efforts to in good faith reform such provision to comply with Section 409A; provided, that to the maximum extent practicable, the original intent and economic benefit to the Executive and the Company of the applicable provision shall be maintained, but the Company shall have no obligation to make any changes that could create any additional economic cost or loss of benefit to the Company.  Notwithstanding the foregoing, the Company shall not have any liability with regard to any failure of this Agreement to comply with Section 409A so long as it has acted in good faith with regard to compliance therewith.

8.2

Section 409A Delay.  Notwithstanding any other provisions of this Agreement to the contrary, and solely to the extent necessary for compliance with Section 409A and not otherwise eligible for exclusion from the requirements of Section 409A, if as of the date of the Executive’s separation from service from the Company, (i) the Executive is deemed to be a “specified employee” (within the meaning of Section 409A), and (ii) the Company or any member of a controlled group including the Company is publicly traded on an established securities market or otherwise, no payment or other distribution required to be made to the Executive hereunder (including any payment of cash, any transfer of property and any provision of taxable benefits) as a result of the Executive’s separation from service shall be made until the date that is the earlier of (A) the first day of the seventh month following the date on which the

Executive separates from service with the Company and (B) the date of the Executive’s death.  Upon the expiration of the foregoing delay period, all payments and benefits delayed pursuant to this Section 8.2 (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Executive in a lump sum, and all remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

8.3

Reimbursements and In-Kind Benefits.  To the extent that reimbursements or other in-kind benefits under this Agreement constitute “nonqualified deferred compensation” for purposes of Section 409A (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year and (iii) such payments shall be made on or before the last day of the Executive’s taxable year following the taxable year in which the expense was incurred.

9.

Section 280G.

9.1

Maximum Benefit.  Notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to the Executive or for the Executive’s benefit pursuant to the terms of this Agreement or otherwise (“Covered Payments”) constitute “parachute payments” within the meaning of Code Section 280G and would, but for this Section 9.1 be subject to the excise tax imposed under Code Section 4999 (or any successor provision thereto) (the “Excise Tax”), then prior to making the Covered Payments, a calculation will be made comparing (i) the Net Benefit (as defined below) to the Executive of the Covered Payments after payment of the Excise Tax to (ii) the Net Benefit to the Executive if the Covered Payments are limited to the extent necessary to avoid being subject to the Excise Tax.  If the amount calculated under (i) above is less than the amount calculated under (ii) above, the Covered Payments will be reduced or eliminated to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax. “Net Benefit” means the present value of the Covered Payments net of all federal, state, local and foreign income, employment and excise taxes.

9.2

Order of Reduction.  Any reduction or elimination of Covered Payments required pursuant to Section 9.1 will be made in accordance with Section 409A and the following:

(i)  the Covered Payments that do not constitute nonqualified deferred compensation subject to Section 409A will be reduced or eliminated first in such order as may be specified by the Executive (or, if the Executive does not provide written notice to the Company specifying such order within 10 days of Executive’s receipt of a written notice from the Company requesting such information, the order specified by the Company); and

(ii)  all other Covered Payments will then be reduced or eliminated in the following order: (A) cash payments, (B) non-cash-forms of benefits (other than equity-based payments and acceleration of vesting) and (C) equity-based payments and acceleration of vesting.

To the extent payments are to be reduced or eliminated pursuant to clause (ii) above, payments or benefits to be made or provided on a later date will be reduced or eliminated before payments or benefits to be made or provided on an earlier date.  Notwithstanding the foregoing, if the order of reduction or elimination specified in clause (ii) would violate Section 409A, then the reduction or elimination shall be made in such other manner as may be necessary to comply with Section 409A.

9.3

Recalculation. If, notwithstanding the initial application of this Section 9, the Internal Revenue Service determines that all or any portion of any Covered Payment constitutes an excess parachute payment (as defined in Section 280G(b) of the Code), this Section 9 will be reapplied based on the Internal Revenue Service’s determination, and the Executive will be required to promptly repay the portion of the Covered Payments required to avoid imposition of an excise tax under Section 4999 of the Code together with interest at the applicable federal rate (as defined in Section 7872(f)(2)(A) of the Code) from the date of the Executive’s receipt of the excess payments until the date of repayment).

9.4

Determinations.  Any determination required under this Section 9, including whether any payments or benefits are parachute payments, shall be made by the Company in its sole discretion.  The Executive will provide the Company with such information and documents as the Company may reasonably request in order to make a determination under this Section 9.  For purposes of making the calculations and determinations required by this Section 9, the Company may rely on reasonable, good faith assumptions and approximations concerning the application of Code Section 280G and Code Section 4999.  The Company shall bear all costs incurred in connection with any calculations contemplated by this Section 9.  The Company’s determination will be final and binding on the Executive.

10.

Miscellaneous.

10.1

Notices.  Any notice to be given under the terms of this Agreement shall be in writing and addressed to the Company at its principal executive office to the attention of the Secretary, and to the Executive at the address last reflected on the Company’s payroll records, or such other address as either party may hereafter designate in writing to the other. Any such notice shall be delivered in person or shall be enclosed in a properly sealed envelope addressed as aforesaid, registered or certified, and deposited (postage and registry or certification fee prepaid) in a post office or branch post office regularly maintained by the United States Government. Any such notice shall be deemed given only when received, but if the Executive is no longer employed by the Company or a subsidiary, such notice shall be deemed to have been duly given five (5) business days after the date mailed in accordance with the foregoing provisions of this Section.

10.2

Severability. Each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.3

Binding Effect; Benefits. The Executive may not delegate his duties or assign his rights hereunder.  This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

10.4

Entire Agreement. This Agreement represents the entire agreement of the parties with respect to the subject matter hereof and shall supersede any and all previous agreements,

arrangements or understandings between the Company and the Executive. This Agreement may be amended at any time by mutual written agreement of the parties hereto. In the case of any conflict between any express term of this Agreement and any statement contained in any plan, program, arrangement, employment manual, memo or rule of general applicability of the Company, this Agreement shall control.

10.5

Governing Law and Jurisdiction. This Agreement and the performance of the parties hereunder shall be governed by the internal laws (and not the law of conflicts) of the State of California. The Company and Executive unconditionally consent to submit to the exclusive jurisdiction of any court, Federal or State, within the State of California having subject matter jurisdiction over any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice or document by registered mail to the address set forth below shall be effective service of process for any action, suit or proceeding brought against the Company or the Executive, as the case may be, in any such court.

10.6

Remedies.  All rights and remedies provided pursuant to this Agreement or by law shall be cumulative, and no such right or remedy shall be exclusive of any other.  A party may pursue any one or more rights or remedies hereunder or may seek damages or specific performance in the event of another party’s breach hereunder or may pursue any other remedy by law or equity, whether or not stated in this Agreement.

10.7

Survivorship. Except as otherwise expressly set forth in this Agreement, the respective rights and obligations of the parties shall survive Executive’s cessation of employment to the extent necessary to carry out the intentions of the parties as embodied in this Agreement. This Agreement shall continue in effect until there are no further rights or obligations of the parties outstanding hereunder and shall not be terminated by either party without the express prior written consent of both parties, except as otherwise expressly set forth in this Agreement.

10.8

No Waiver.  The waiver by either party of a breach of any provision of this Agreement shall not operate as, or be construed as, a waiver of any later breach of that provision.

10.9

Taxes.  Except as otherwise specifically provided herein, each party agrees to be responsible for its own taxes and penalties.

10.10

Counterparts. This Agreement may be executed in counterparts (including by fax or pdf) which, when taken together, shall constitute one and the same agreement of the parties.

10.11

Representation of Executive.  Executive represents and warrants to the Company that Executive read and understands this Agreement, has had the opportunity to consult with independent counsel of his choice prior to agreeing to the terms of this Agreement and is entering into the agreement, knowingly, willingly and voluntarily.  The parties agree that this Agreement shall not be construed for or against either party in any interpretation thereof.

[End of Text - Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Employment Agreement as of the date first above written.

QUEST SOLUTION, INC.

By: /s/ Jason Griffith

Name: Jason Griffith

Title: Chief Executive Officer

EXECUTIVE

/s/ Scot A. Ross

SCOT A. ROSS